Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

June 4, 2021

Eric Envall

J. Nolan McWilliams

Mark Brunhofer

Sharon Blume
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bright Health Group, Inc. – Registration Statement on Form S-1 (CIK No. 0001671284)

Ladies and Gentlemen:

On behalf of Bright Health Group, Inc. (the “Company”) and in connection with the Registration Statement on Form S-1 (File No. 333-256286) (as amended, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2021 and relating to the initial public offering of the Company’s common stock (the “IPO”), we hereby submit this letter in order to facilitate review of the Registration Statement by the staff of the Commission (the “Staff”).  This letter includes the analysis of the matters contemplated in comment 1 of the Staff’s comment letter, dated May 28, 2021, relating to the Registration Statement. In addition, the Company advises the Staff that it has concurrently filed an amendment to the Registration Statement to reflect a 3-to-1 forward stock split and certain other changes. The Company has also filed certain exhibits with such amendment and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

To assist your review, we have retyped the text of the Staff’s comment 1 in italics below. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

New York	BEIJING	HONG KONG	Houston	LONDON	Los Angeles	SÃO PAULO	TOKYO	Washington, D.C.

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Notes to Consolidated Condensed Financial Statements for the Three Months Ended March 31, 2021 and March 31, 2020

Note 8. Share-Based Compensation

1.	It is apparent from the table at the bottom of page F-17 that you granted 5.9 million stock options during the first quarter of 2021 at a weighted-average exercise price of $6.90 per share. It is also apparent that this $6.90 per share price is your deemed fair value of common stock at March 31, 2021 based on the aggregate intrinsic value and weighted average exercise price for options outstanding at that date. Given that your expected offering price range, as communicated to us by your counsel, is substantially in excess of this amount, please provide us your analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price. In your response, specifically tell us:

•	The grant dates, number of options, exercise prices, common stock fair values, grant date fair values and vesting provisions for all your stock options granted since and including June 30, 2020.

•	Your enterprise value and how you allocated that value between common and preferred stock for each of the option grant dates from the preceding bullet and at each quarter end since and including June 30, 2020.

•	How and when you applied the Option Pricing Method and the Probability Weighted Expected Return Method, as disclosed on page 88, in estimating the fair values at each of the dates in the preceding bullets.

•	The probability of completing an initial public offering (IPO) at each quarter end since and including June 30, 2020.

•	The common stock fair value at March 31, 2021 assuming a 100% IPO scenario.

•	Why enterprise value increased at the dates requested above through the estimated enterprise value based on your IPO offering price range. Tell us specifically what apparently happened after March 31, 2021 to cause the substantial increase in enterprise value after that date. In this regard, we note that your most recent business acquisition of the Central Health Plan of California, Inc. closed on April 1, 2021 almost certainly would have been considered probable of completion at the March 31, 2021 valuation date.

•	Whether you used the Series E preferred issuance price in October 2020 in deriving either enterprise value and/or common stock fair value for stock option grants near that time. If so, tell us how this issuance was conducted at arm’s length and the resulting price indicative of the fair value of Series E preferred at that time. In this regard, we note from page 162 that at least 11.3 million shares of this stock, or about 46% of the 24.5 million share issuance, were acquired by existing shareholders. Tell us what percentage of this issuance was acquired by existing investors. Also tell us who lead the pricing negotiations from the investors’ side, how many shares they acquired and whether they were new or existing investors.

•	Why you apparently thought your Series E preferred stock was worth about $28.07 per share during the month of March 2021 but ultimately determined it to be $23.15 at March 31, 2021 upon receipt of a third party draft valuation report as indicated in your response to prior comment 3. In your response, tell us specifically what factors caused the decline, or in other words, what factors caused your “high-level-estimate” of fair value to apparently be overstated.

•	How the substantial increase in fair value from March 31, 2021 to the IPO price range over less than three months for Series E preferred stockholders is commensurate with their “expectations with respect to a rate of return” when it increased only 13.4% over the five plus month period from issuance in October 2020 through March 31, 2021 as indicated in your response to prior comment 3.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

We advise the Staff that the Company effected a 3-to-1 forward stock split on June 2, 2021 in connection with the IPO. All share information presented in this letter gives effect to the forward stock split.

The Company advises the Staff that representatives of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives of the underwriters of the IPO (the “underwriters”), initially advised the Company that they expect that the price range for the IPO will be within the range of $19 to $24 per share. The underwriters have since recalculated the expected price range for the IPO to $21 to $26 per share (the “Preliminary Price Range”). The Company expects to include a bona fide estimated price range, as required by Item 501(b)(3) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the Company’s roadshow.

The mid-point of the Preliminary Price Range is $23.50 per share. The Company’s determination of fair value for the purposes of determining ASC 718 share-based compensation expense reflected in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 was determined as of January 1, 2021, the first day of the Company’s first quarter of 2021, and was $[****] per share, as discussed below. In the second quarter of 2021, the Company obtained an updated valuation that determined the fair value per share of the common stock was $[****] as of May 19, 2021.

Since the beginning of the third quarter of 2020, the Company has made the equity grants described in the table below:

	Third Quarter 2020		Fourth Quarter 2020		First Quarter 2021		Second Quarter 2021
Estimated fair value per share of common stock in respect of options and restricted stock awards granted during the applicable fiscal quarter*	$	[****]	$	[****]	$	[****]	$	[****]
Shares of common stock in respect of options granted during the applicable quarter**		1,644,600		7,701,120		17,830,059		2,258,100
Shares of common stock in respect of restricted stock awards granted during the applicable quarter		—		—		—		—

* The Company determined estimated fair value per share in respect of awards granted during the applicable fiscal quarter as of the first day of such fiscal quarter, other than with respect to the grants made in the second quarter of 2021, where estimated fair value was determined as of May 19, 2021.

** Refer to Annex A for a more detailed schedule of the grants made since and including June 30, 2020, provided in response to bullet 1 of the Staff’s comment.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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As more fully explained below, the increase from the estimated fair value since the third quarter of 2020 was driven primarily by the Company’s market transactions during the period discussed in this letter and its financial performance, which includes both organic growth and growth through acquisitions. Further analysis and discussion of (i) the significant factors that contributed to the Company’s estimated fair value calculations since the third quarter of 2020 and (ii) each such factor contributing to the difference between the Preliminary Price Range and the estimated fair value of the Company’s common stock during that period is detailed below.

Description of Significant Factors that Contributed to Changes in Fair Value

Determination of Enterprise Value

In response to bullet 2 of the Staff’s comment, the Company is providing the following discussion of its historical determination of enterprise and equity value. As described in more detail below, the determination of estimated fair value of the Company’s common stock for the grants made during the first three quarters of 2020 was based in large part on a 409A valuation (the “November 2019 409A valuation”), which determined the fair value of the Company’s common stock was $[****] as of November 4, 2019. Such valuation utilized the precedent transaction backsolve method, which is a subset of the guideline transaction method (“GTM”) under the market approach. In response to the Staff’s comment, the Company advises the Staff that, as part of this valuation, total equity value of the Company was determined to be approximately $[****] million. Prior to incorporating a discount for lack of marketability, $[****] million of such equity value was attributed to the Company’s common stock and $[****] of such equity value was allocated to the preferred stock, with an additional $[****] million attributed to options. The third-party valuation firm did not disclose its determination of enterprise value in determining the fair value of the Company’s common stock, but the Company’s believes total enterprise value would have been lower at the time of such grants, as such enterprise value would have excluded cash available on the Company’s balance sheet. The Company further advises the Staff that it did not make additional determinations of equity value or enterprise value at each grant date and quarter-end during the first three quarters of 2020, as it determined the use of the November 2019 409A valuation was appropriate, as further described below.

With respect to the grants made between the fourth quarter of 2020 through the first quarter of 2021 and as further discussed below, the determination of estimated fair value of the Company’s common stock was based in large part on a 409A valuation (the “October 2020 409A valuation”), which determined the fair value of the Company’s common stock was $[****] as of October 1, 2020. Such valuation utilized the precedent transaction backsolve method, which is a subset of GTM under the market approach. In response to the Staff’s comment, the Company advises the Staff that, as part of this valuation, total enterprise value of the Company was determined to be approximately $[****] million, with equity value determined to be approximately $[****] million. Prior to incorporating a discount for lack of marketability, $[****] million of such equity value was attributed to the Company’s common stock and $[****] of such equity value was allocated to the preferred stock, with an additional $[****] million attributed to options. The Company further advises the Staff that it did not make additional determinations of equity value or enterprise value at each grant date and quarter-end during such period, as it determined the use of the October 2020 409A valuation was appropriate, as further described below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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With respect to the grants made during the second quarter of 2021 and as further discussed below, the determination of estimated fair value of the Company’s common stock was based in large part on the May 2021 409A valuation, which determined the fair value of the Company’s common stock was $[****] as of May 19, 2021. In response to the Staff’s comment, the Company advises the Staff that, as part of this valuation, total enterprise value of the Company was determined to be approximately $[****] million, with equity value determined to be approximately $[****] million. The total enterprise value was weighted as a result of utilizing the PWERM method, as further discussed below. Prior to incorporating a discount for lack of marketability, $[****] million of such equity value was attributed to the Company’s common stock and $[****] million of such equity value was allocated to the preferred stock, with an additional $[****] million attributed to options. The Company further advises the Staff that it did not make additional determinations of equity value or enterprise value at each grant date and quarter-end during such period, as it determined the use of the May 2021 409A valuation was appropriate, as further described below.

In addition, in response to bullet 5 of the Staff’s comment, the Company advises the Staff that it had not made any determination as to fair value of the common stock as of March 31, 2021 that assumed a 100% probability towards the completion of an IPO. The Company respectfully submits that assigning 100% probability to an IPO would not have been an accurate reflection of the facts and circumstances at such time or indeed, even as of the date of this letter, as the ultimate consummation of the IPO still remains uncertain and will depend, in large part, on investor feedback and reception and overall market conditions, none of which are factors within the Company’s control. Furthermore, the Company respectfully submits that providing a hypothetical determination of fair value of the common stock as of March 31, 2021 assuming 100% weighted probability towards the completion of an IPO would not result in a reasonable portrayal of true fair value which will be achieved at the time of IPO. Based on discussions among senior management and its independent third-party valuation firm, such a hypothetical determination is not feasible because assigning 100% weight under the PWERM method to the completion of an IPO in the second quarter of 2021 would negate the use of the option-pricing method, which is an important component of any valuation of this type. Specifically, the option-pricing method is generally intended to capture all potential liquidity events of a company, other than any discrete scenarios assigned weight under the PWERM method. The Company notes that in its May 2021 409A valuation, it assigned 25% probability towards an IPO completed in the second quarter of 2021 under the PWERM method, while the option-pricing method took into consideration the possibility of various liquidity events, including an IPO that is completed in the future after the second quarter of 2021. The Company believes it is appropriate to continue to include the use of the option-pricing method in its valuation methodology because such method is intended to quantify the valuation of the Company to common stockholders based on various possible liquidity events, the timing, structure and nature of which are not within the control of such stockholders. Assigning 100% of the weight to a specific IPO scenario would not be an accurate reflection of the foregoing.

Description of Valuation Methodologies

Historically, the Company has issued equity-based awards in the form of options and restricted stock awards. The fair values of the option awards were estimated based on the date of grant using a Black-Scholes pricing model. The restricted stock awards’ per share fair market value is determined on the grant date based on the Company’s most recently determined per share fair market value. The equity value of the Company represents a key input for determining the fair value of equity awards. Given the absence of a public trading market for the Company’s common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation,” the estimated fair value of the Company has been determined by its board of directors as of the date of each grant, with input from management, as well as the board of directors’ assessment of objective and subjective factors that it believed were relevant based on the information known to the Company and the board of directors on the date of such grant. Such factors include the Company’s recent issuances and sales of its preferred stock and the superior rights, preferences and privileges of its preferred stock relative to the common stock at the time of each grant, periodic independent third-party valuations of the Company’s common stock, operating and financial performance, overall leverage of the company, the lack of liquidity of its capital stock and general and industry-specific economic outlook, among other factors, to determine the best estimate of the fair value of the Company’s shares of common stock at each grant date.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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In determining estimated fair value of the Company, the Company has historically determined the fair value of its shares based upon information available at the time of such grant, including periodic third-party valuations as described herein. In response to bullet 3 of the Staff’s comment regarding its valuation methodology, the Company advises the Staff that, prior to the Company’s most recent valuation in May 2021 (the “May 2021 409A valuation”), the third-party valuations that the Company obtained on its common stock for the periods discussed in this letter used the precedent transaction backsolve method, which is a subset of GTM under the market approach. The GTM market approach method measures the value of the Company through relative comparisons to comparable transactions to determine the total enterprise value. In the Company’s historical third-party valuations, such backsolve methodology used a Black-Scholes pricing model in reference to the precedent Series D preferred stock and Series E preferred stock transactions completed by the Company. The backsolve method was assigned 100% weight in deriving the Company’s concluded total equity value and implied total enterprise value, as applicable, and the option-pricing method was then applied to establish the value of the Company’s common stock. In addition, in response to bullet 4 of the Staff’s comment regarding the probability of completing an IPO at each quarter end since and including June 30, 2020, the Company respectfully advises the Staff that, prior to the initial confidential submission of a draft registration statement on Form S-1 (the “Initial Draft Registration Statement”) on March 17, 2021, including with respect to all options granted during the first quarter of 2021 prior to such submission, any potential IPO or other significant liquidity event of the Company was highly speculative in nature. While the Company had taken steps to pursue an IPO, the timing of the IPO was unknown and, in fact, whether the Company would consummate the IPO was uncertain for various reasons, including due to market conditions. As such, the Company did not historically assign any separate or specific probability of an IPO in its determinations of the estimated fair value of the common stock, other than as a variable within the option-pricing method that assumes a future liquidity event of the common stock could occur.

With respect to the May 2021 409A valuation, the third-party valuation used the probability-weighted expected return method (“PWERM”), as the PWERM method becomes more meaningful once an exit outcome, such as the Company’s proposed IPO, becomes discernible. Following the Company’s confidential submission of the Initial Draft Registration Statement, a discrete IPO exit event became discernible, so the PWERM method was therefore utilized in the May 2021 409A valuation, with 25% weight assigned to the probability that the proposed IPO transaction would be completed. To account for potential alternative liquidity events, including private financing, a merger or other change of control event, or an alternative future IPO in the event the Company were not to consummate an IPO in the second quarter of 2021, an option-pricing method was assigned the remainder of the weighting within the PWERM method, whereby the remaining value input into the option-pricing method was determined using a combination of the guideline public company (“GPC”) method under the market approach and the discounted cash flow (“DCF”) method under the income approach. The GPC market approach method measures the value of the Company through relative comparisons to comparable companies to determine the total enterprise value. The GPC market approach method undertaken as part of the May 2021 409A valuation utilized one-year forecasted net revenue multiples to determine indicative enterprise value. The Company’s DCF analyses utilized projected future cash flows for the next ten fiscal years, with a weighted average cost of capital to discount the Company’s forecast cash flows to present value, and followed by a long-term sustainable growth rate to estimate terminal value.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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As noted above, prior to the Company’s initial confidential submission of the Initial Draft Registration Statement on March 17, 2021, any potential IPO or other significant liquidity event of the Company was highly speculative in nature. As a result, prior to such confidential submission, in determining the estimated fair value of the equity awards set forth in the table above, the Company’s third-party valuations were not always updated to coincide with the periods in which the Company’s equity award grants occurred. However, when granting equity-based awards, in addition to the most recent third-party valuation of the Company’s common stock, the Company’s board of directors also considered whether a more recent third-party valuation would be appropriate. In instances where the most recent third-party valuation was not further updated to coincide with the equity award grants, the Company’s board of directors, after discussion with management (which had received advice from the independent third-party valuation firm), determined that such most recent third-party valuation continued to present the best estimate of the fair value of the Company’s shares of common stock at such grant date. This determination was consistent with the views of the independent third-party valuation firm. In making such determination, the Company’s board of directors evaluated additional factors such as the predictability of the Company’s forecasts of future events, as well as the Company’s operating and financial performance and current business conditions.

Equity Award Grants between July 1, 2020 and September 30, 2020

The estimated fair value of the Company’s common stock with respect to options granted between July 1, 2020 and September 30, 2020 was $[****] per share. Options in respect of 1,644,600 shares of common stock were granted during this period, generally in connection with employee hirings, non-employee director grants, performance and promotions. The estimated fair value of grants during this period was based on the November 2019 409A valuation, which determined the fair value of the Company’s common stock was $[****] as of November 4, 2019. The fair value of the Company’s common stock determined in the November 2019 409A valuation also contemplated the completion of the Brand New Day Acquisition, which closed on April 30, 2020. Due to the prior inclusion of the expected completion of the Brand New Day Acquisition in the estimated fair value of the Company’s common stock in the November 2019 409A valuation, the continued uncertainty throughout the third quarter of 2020 with respect to the impact of the COVID-19 pandemic on the Company and the lack of individual events that would have otherwise resulted in a significant increase to the equity value of the Company when those options were granted or impacted the long-term prospects of the Company’s business, the Company determined the estimated fair value of the common stock remained the same as its value as of the time of the November 2019 409A valuation.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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Equity Award Grants between October 1, 2020 and December 31, 2020

The estimated fair value of the Company’s common stock with respect to options granted between October 1, 2020 and December 31, 2020 was $[****] per share, which was a [****]% increase over the prior quarter’s fair value estimate. Options in respect of 7,701,120 shares of common stock were granted during this period, generally in connection with employee hirings, non-employee director grants, performance and promotions. The estimated fair value of the grants during this period were based on the October 2020 409A valuation, which determined the fair value of the Company’s common stock was $[****] as of October 1, 2020. The fair value of the Company’s common stock determined in the October 2020 409A valuation also contemplated the completion of the CHP acquisition. The increase in fair value as compared to the prior period was primarily due to the closing of the Company’s sale of its Series E preferred stock, which provided both investor corroboration of the estimated fair value of the common stock under the GTM method and increased cash to the Company’s balance sheet, the Company’s increased revenues and projected increases in membership through fiscal year 2025. In addition, in response to bullet 7 of the Staff’s comment, the Company advises the Staff that, as discussed above, the Series E preferred stock transaction was utilized in the October 2020 409A valuation as a precedent transaction under the GTM method to determine the fair value of the common stock. The Company further advises the Staff that the determination of the purchase price in such transaction was the result of an arms-length negotiation with new investors and certain existing preferred stockholders. The negotiations initially occurred with new investors only and took place over several weeks, during which multiple iterations of the term sheet and definitive documents for the Series E preferred stock transactions were produced, negotiated and revised. Both the Company as well as various investors were represented by respective independent counsels who were heavily involved in such negotiations. The board of directors were kept apprised of the status of the negotiations, and the final terms of the Series E preferred stock transactions were approved by the board of directors, including all disinterested directors. Of the 24,488,556 shares of Series E preferred stock issued in this transaction, 35% of the shares were issued to new investors and 65% of the shares were issued to existing investors and their affiliates. Tiger Global Management, T. Rowe Price, Blackstone and RockSprings Capital, who were new investors, led the investor-side negotiations of the Series E preferred stock issuance and agreed to the purchase price based on independent diligence of the Company. Such investors acquired [****] shares, [****] shares, [****] shares and [****] shares of Series E preferred stock, respectively.

Equity Award Grants between January 1, 2021 and March 31, 2021

The estimated fair value of the Company’s common stock with respect to options granted between January 1, 2021 and March 31, 2021 was $[****] per share, representing the same fair value estimate of the prior quarter. Options in respect of 17,830,059 shares of common stock were granted during this period prior to the submission of the Initial Draft Registration Statement on March 17, 2021. Such grants were generally made in connection with employee hirings, non-employee director grants, performance and promotions.

Several factors contributed to the Company’s determination that the estimated fair value of the common stock remained the same compared to the October 2020 409A valuation. First, while the Company’s projected revenues at the time of determination, including for fiscal year 2021, were substantially higher than its projected revenues at the time of the October 2020 409A valuation, its projected operating and EBITDA losses were also substantially higher. As a result, the Company extended its expected timeline to profitability by at least one year. Second, the October 2020 409A valuation was supported by increased cash to the balance sheet. In comparison, at the time estimated fair value was determined for the grants made during the first quarter of 2021, the Company expected to use significant cash from the balance sheet in the near term for pending acquisitions, excluding the CHP acquisition, the completion of which was contemplated in the October 2020 409A valuation, as described above, as well as in support of increased risk-based capital requirements. Furthermore, in connection with such acquisitions, the Company expected to issue additional preferred stock, which would have a dilutive effect on the value of the common stock. Third, while the Company’s membership increased significantly since the time of the October 2020 409A valuation, the retention of such consumers, as well as the cost of onboarding them, was uncertain. In addition, the impact of the Biden administration’s reopening of the ACA health exchanges on the Company’s consumer volume remained unknown. Finally, the proximity of the grant date to the October 2020 409A valuation, the speculative nature of any potential IPO or other significant liquidity event of the Company and the lack of individual events that would have otherwise resulted in a significant increase to the equity value of the Company or impacted the long-term prospects of the Company’s business further contributed to the Company’s determination that the estimated fair value of the common stock remained the same as its value as of the time of the October 2020 409A valuation.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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In addition, in response to bullet 8 of the Staff’s comment regarding the value of the Series E preferred stock, the Company respectfully advises the Staff that such price was negotiated between the Company and Zipnosis prior to execution of a non-binding letter of intent to acquire Zipnosis on January 8, 2021. In addition, the agreed-upon purchase price was determined based upon a high-level analysis that included variables that were not utilized by the third-party valuation firm that determined the value of the Series E preferred stock was $23.15 per share as of March 31, 2021. Specifically, the valuation negotiations for the Zipnosis acquisition utilized a roll-forward analysis of enterprise value based on an implied multiple of 2021 projected revenue. The Company applied this multiple to its then-current projections of 2021 revenue, which included anticipated revenue contribution from its future acquisition of CHP, and excluded the stock and cash payments expected to be used for the then-pending CHP acquisition. The Company’s evaluation of the Series E preferred stock then layered in its fully diluted shares outstanding as of January 8, 2021, adjusted on a pro forma basis for the number of shares the Company had agreed to issue to equity holders of the seller in connection with the CHP acquisition. These factors contributed to a negotiated Series E preferred stock of $28.07 per share. The Company respectfully submits that such analysis is not consistent with, and not typically utilized in, third-party valuations, whether using the GTM approach or the PWERM method. Such analysis was made solely for the purposes of negotiating the transaction and is not dispositive since the finalization of the purchase price also depends on other factors, such as the negotiating leverage between the two parties and the overall terms of the transactions. The Company and its independent third-party valuation firm determined that the valuation methodology utilized by the third-party valuation firm in its draft valuation, and therefore the $23.15 price, was appropriate, and revalued the Series E preferred stock as of March 31, 2021 accordingly. The Company respectfully advises the Staff that, as noted in its response to comment 3 issued previously in the Staff’s comment letter dated May 4, 2021, the Company utilized the $23.15 per share price to determine an updated fair value of the purchase consideration in the Zipnosis acquisition in accordance with ASC 805-20-30-7, Business Combinations and ASC 820, Fair Value Measurement.

Further, in response to bullet 6 of the Staff’s comment regarding the CHP acquisition, the Company respectfully notes that the then-pending acquisition had been included as a factor in each of the valuations starting from and including the October 2020 409A valuation, including cash flows from the CHP acquisition which were included in the Company’s financial projections that were used in the DCF method. Specifically, with respect to the valuation on March 31, 2021, the Company had deemed the closing of such acquisition to be probable.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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Equity Award Grants between April 1, 2021 and May 26, 2021

Between April 1, 2021 and May 26, 2021, the Company granted options in respect of 2,258,100 shares of common stock with an estimated fair value of $[****] per share, which was a [****]% increase over the prior quarter’s fair value estimate. Such grants were generally made in connection with employee hirings. The estimated fair value of the grants during this period were based on the May 2021 409A valuation, which determined the fair value of the Company’s common stock was $[****] as of May 19, 2021. The increase in fair value as compared to the prior period was primarily due to the Company’s significantly increased revenues and projected increases in Bright HealthCare membership through fiscal year 2025, as well as its completion of several recent acquisitions, including the CHP acquisition, and the relative proximity to a potential IPO, merger or sale.

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range

As discussed above, the Company currently expects to set an actual price range that falls within the Preliminary Price Range of $21 to $26. The midpoint of the Preliminary Price Range would be $23.50 per share. That mid-point represents an increase of [****]% from the estimated fair value of the Company’s common stock as of July 1, 2020, the date used for determining the estimated fair value of the Company’s common stock in respect of options granted during the Company’s third fiscal quarter of 2020. This increase is higher than the 201.3% increase in the Company’s revenues from $625.0 million for the twelve months ended June 30, 2020, compared to the revenue of $1.9 billion for the twelve months ended March 31, 2021. However, in response to bullet 6 of the Staff’s comment, the Company advises the Staff that several factors contributed to the increase in estimated enterprise value of the Company subsequent to March 31, 2021:

•	Subsequent to March 31, 2021, the Company engaged in exclusive negotiations with Centrum Medical Holdings, LLC (“Centrum”) to explore a potential acquisition by NeueHealth of a majority interest in Centrum (the “Centrum Transaction”). The Company entered into a definitive agreement with Centrum on May 30, 2021, and it believes that the probability of consummating the Centrum Transaction has increased significantly since the beginning of the second quarter of 2021. Such acquisition is expected to close during the second half of 2021 and would give the NeueHealth business significant additional scale, potentially significantly increase NeueHealth revenue, which contributed to the Company’s increased expectations with respect to the future growth of its business. In addition, the Company advises the Staff that it has included disclosure of the Centrum Transaction in the amendment to the Registration Statement filed on June 4, 2021.

•	Subsequent to March 31, 2021, the state of COVID-19 containment across the Company’s largest markets has substantially improved, and economic conditions generally have continued to stabilize. As described in the Registration Statement, the Company experienced negative headwinds as a result of the COVID-19 pandemic. However, the Company believes recent developments with respect to the COVID-19 pandemic position the business to recover more quickly than previously anticipated, as the pace of COVID-19 containment has accelerated, as compared to the Company’s expectations as of March 31, 2021.

•	Furthermore, in March 2021, the Center for Medicare and Medicaid Services (“CMS”) announced its Geographic Direct Contracting Model is “currently under review,” suspending it until further notice. In addition, in April of 2021, CMS announced it was suspending new applications for its Global Direct Contracting Model and elected not to extend its Next Generation Accountable Care Organization Model. As a result, fewer new entrants into the Direct Contracting program are expected for 2022. In the second quarter of 2021, the Company therefore modified its performance expectations for its two Direct Contracting entities, which have been approved for January 1, 2022 start dates. With fewer entrants into the program, the Company believes its approved licenses will be of greater value to its 2022 operations.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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•	As discussed above, the Company’s projected operating and EBITDA losses were historically very high, which had an adverse impact on the Company’s historical determinations of the estimated fair value of its common stock. However, the Company now expects to achieve profitability sooner than previously anticipated, and in larger amounts than previously projected.

•	In addition, with the public filing of the Registration Statement on May 19, 2021, the probability of completing the IPO increased, which the Company believes is a substantial driver in the increase in value of the Company’s common stock. The mid-point of the Preliminary Price represents an increase of [****]% from the estimated fair value of the Company’s common stock as of July 1, 2020 and an increase of [****]% from the estimated fair value of the Company’s common stock in the first quarter of 2021, which increases are reflective, in part, of a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market. In contrast, prior to the Company’s confidential submission of the Initial Draft Registration Statement, any potential IPO or other significant liquidity event of the Company was highly speculative in nature, and as a result, the estimated fair values of the equity awards made during such period appropriately represent contemporaneous estimates of the fair value of equity awards that were then illiquid and may never become liquid.

The Preliminary Price Range was ultimately determined, in consultation with the representatives of the underwriters, based on factors that the underwriters believe would be of most importance to investors. Among the factors that were considered in determining the Preliminary Price Range for the IPO were: (i) the Company’s future prospects, including with respect to anticipated growth of NeueHealth’s value-based care payment arrangements, and growth potential of companies in its industry generally; (ii) an analysis of the typical valuation ranges seen in recent initial public offerings for other companies in the Company’s industry; and (iii) the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

The Company acknowledges the significant increase in the estimated fair value of the Company’s common stock since March 31, 2021, based on the midpoint of the Preliminary Price Range, and acknowledges it represents a rate of return in excess of its preferred stockholders’ expectations. The Company respectfully submits, in response to bullet 9 of the Staff’s comment regarding the Series E preferred stockholders’ expectations with respect to a rate of return, that the rate of return of 13.4% through March 31, 2021 was reasonable and consistent with such expectations, and that such increase was the result of the various factors described above.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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The Company believes that the difference between the estimated fair values of its common stock and the midpoint of the Preliminary Price Range is the result of the factors above and the following additional factors:

•	Outcome and share liquidity considerations: Unlike the valuation methodologies used in connection with the Company’s historical equity grants, the Preliminary Price Range reflects an assumption that the completion of the IPO is certain to occur, which certainty increases the value of the shares as successfully completing an IPO will provide liquidity for the Company’s common stock, as the shares sold in the IPO will be immediately freely tradable in a public market. In contrast, the estimated fair values of the equity awards made prior to the submission of the Initial Draft Registration Statement appropriately represent contemporaneous estimates of the fair value of equity awards that were then illiquid and may never become liquid. In addition, the Preliminary Price Range does not take into account any discounts to reflect the probability of strategic alternatives that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company could continue as a private, standalone entity used in the prior fair value analysis.

•	Company expansion: As described in the Registration Statement, the Company has recently experienced expansion and increased membership, as a result of a special enrollment period and the completion of several Acquisitions. Such expansion is in addition to the Company’s significant increase in revenue since the twelve months ended June 30, 2020 through the twelve months ended March 31, 2021 of 201.3%, as described above. In addition, unlike the valuation methodologies used in connection with the Company’s historical equity grants, the Preliminary Price Range reflects an assumption that the increased capital from a completed IPO significantly reduces the risk that the Company will fail to achieve continued growth in the future.

•	Evolution of the Company’s business: Prior to the acquisitions of Associates in Family Practice of Broward, L.L.C. (“AFP”) and Premier Medical Associates of Florida, LLC (“PMA”) in 2019 and 2020, respectively, the Company's business was comprised solely of the Bright Health Plan business. The AFP and PMA acquisitions, which formed a significant portion of the Company’s NeueHealth segment, significantly expanded the scope of the Company’s business and marked an inflection point in the evolution of the Company’s business model. These value-based arrangements provide the Company with a differentiated healthcare model and value proposition and is expected to drive a significant portion of the Company’s future growth. The Company started to gain limited traction with these value-based arrangements starting in 2020, with more significant impact expected to occur in the Company’s 2021 financial results and thereafter, which is reflected in the increases in valuation in the May 2021 409A valuation and the Preliminary Price Range.

•	Conversion of preferred stock: The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range described assumes the conversion, on the basis described in the Registration Statement, of each series of the Company’s outstanding preferred stock immediately prior to the closing of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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•	Access to capital markets: A successful IPO would provide the Company with ready access to the equity capital markets for public companies, a “currency” with which to make strategic investments without the high liquidation preference of its outstanding preferred stock, as well as increased awareness among potential consumers and care providers. These anticipated improvements in the Company’s operational flexibility resulting from equity market access are expected to have a beneficial effect on the Company’s business and operations and, as a result, increase the value of the Company’s common stock compared to that of a private company.

•	Forward-looking multiples: Because investors in initial public offerings and existing public companies place particular emphasis on forward-looking financial analysis, the Preliminary Price Range is based in large part on the Company’s estimated future revenues and Adjusted EBITDA. The Company’s membership base and revenue increased significantly between the beginning of the first quarter of fiscal year 2020 and the first quarter of 2021. This trend supports that increased estimated future revenue and Adjusted EBITDA multiples would result in an increased valuation of the common stock, as evidenced by the May 2021 409A valuation which in part utilized projected future cash flows for the next ten fiscal years under the DCF method to determine an increased fair value of the common stock, as compared to the October 2020 409A valuation.

•	Inherent differences in valuation approach: There are inherent differences in the valuation methods undertaken by third-party valuation firms in the ordinary course, as compared to the methods used by underwriters in an IPO. For example, 409A valuations by third-party valuation firms typically assign significant weight to the possibility of various liquidity events of a company, with remaining weight assigned to discrete potential liquidity scenarios, as applicable. In addition, third-party valuations generally contain the following parameters: (i) the value of common stock upon a potential liquidity event is discounted to present value as of the valuation date from a potential liquidity date, (ii) such valuations are not presented on a pro forma basis, and therefore do not assume an infusion of capital from a prospective liquidity event or associated trading activity, (iii) such valuations do not take into account the use of cash and cannot predict how such usage will impact future value of the Company, (iv) such valuations do not include certain market performance indicators, including investor feedback with respect to a prospective IPO or other liquidity event, and (v) while such valuations may analyze comparable transactions, such as recent IPOs in the Company’s industry, such market data points merely represent the third-party valuation firm’s best estimate of the Company’s market performance if it were to complete a similar transaction. In contrast, valuations by underwriters in connection with an IPO generally include some or all of the above factors, which can result in valuation determinations that are materially different from those made in 409A valuations.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of shares of its common stock for equity awards granted since the third quarter of 2020 and the midpoint of the Preliminary Price Range is reasonable.

In conclusion, the Company submits that the deemed fair values of the Company used as the basis for determining the fair value of equity awards during the periods discussed in this letter are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, the Company will continue to update its disclosure for equity-related transactions through the effective date of the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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Please call me (650-251-5110) if you wish to discuss the information provided in this letter.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

cc:	Bright Health Group, Inc.

G. Mike Mikan

Catherine R. Smith

Keith Nelsen

Simpson Thacher & Bartlett LLP

Hui Lin

Goodwin Procter LLP

Bradley C. Weber

Gregg L. Katz

Kim S. de Glossop

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

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Annex A

Grant Date	Number of Options Issued	Estimated Fair Value Per Share of Common Stock		Grant Date Fair Value Per Option		Option Exercise Price		Vesting Provisions
08/20/2020	1,644,600	$	[****]	$	[****]	$	[****]	1/4 vests after 12 months; 1/48 vests monthly for next 36 months
11/19/2020	7,701,120	$	[****]	$	[****]	$	[****]	1/4 vests after 12 months; 1/48 vests monthly for next 36 months
02/10/2021	7,812,288	$	[****]	$	[****]	$	[****]	1/4 vests after 12 months; 1/48 vests monthly for next 36 months
02/10/2021	7,685,571	$	[****]	$	[****]	$	[****]	25% vests on 12-month anniversary of an IPO; 1/48 vests on each monthly anniversary thereafter
03/05/2021	2,318,700	$	[****]	$	[****]	$	[****]	1/4 vests after 12 months; 1/48 vests monthly for next 36 months
03/05/2021	13,500	$	[****]	$	[****]	$	[****]	50% vests after 12 months and 50% vests after 24 months
05/21/2021	1,184,700	$	[****]	$	[****]	$	[****]	1/4 vests after 12 months; 1/48 vests monthly for next 36 months
05/26/2021	1,288,500	$	[****]	$	[****]	$	[****]	1/4 vests after 12 months; 1/48 vests monthly for next 36 months

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.